Via Facsimile and U.S. Mail

August 25, 2010

Jinling Qin
Acting Chief Financial Officer
Sinovac Biotech Ltd.
No. 39 Shangdi Xi Road
Haidian District, Beijing 100085
People's Republic of China

Re: Sinovac Biotech Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 16, 2010
File Number: 001-32371

Dear Ms. Qin:

       We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director